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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

May 2007

Commission File Number: 333-90736

Western Oil Sands Inc.
(Exact name of registrant as specified in its charter)

Suite 2400, Ernst & Young Tower
440 Second Avenue S.W.
Calgary, Alberta, Canada T2P 5E9
(403) 223-1700
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .

On May 10, 2007, the Company filed a Management Information Circular on SEDAR in Canada. The Management Information Circular is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

Exhibit No.	Description
99.1	Management Information Circular filed on May 10, 2007 on SEDAR in Canada.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERN OIL SANDS INC.
By:	/s/ DAVID A. DYCK
Name:	David A. Dyck
Title:	Senior Vice President, Finance and Chief Financial Officer

Date: September 18, 2007

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management Information Circular filed on May 10, 2007 on SEDAR in Canada.

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SIGNATURE
EXHIBIT INDEX